UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-15268

SCOR Holding (Switzerland) Ltd.	New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
General Guisan-Quai 26
CH-8002 Zurich
Switzerland
Telephone number: + 41 44 639 9471

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐      17CFR 240.12d2-2(a)(l)
☐      17CFR 240.12d2-2(a)(2)
☐      17CFR 240.12d2-2(a)(3)
☐      17CFR 240.12d2-2(a)(4)
☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☑     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities and Exchange Act of 1934, SCOR Holding (Switzerland) Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

12/18/2007	By:	/s/ Benjamin Gentsch	Chief Executive Officer

		Benjamin Gentsch	Title

	By:	/s/ Christian Felderer	General Counsel

		Christian Felderer	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.